SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING


                                                  Commission File Number 0-21394

(Check one)

|_| Form 10-K and Form 10-KSB       |_| Form 11-K
|_| Form 20-F       |X| Form 10-Q and Form 10-QSB    |_| Form N-SAR

            For period ended January 31, 1997

|_| Transition Report on Form 10-K and Form 10-KSB
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q and Form 10-QSB
|_| Transition Report on Form N-SAR

  For the transition period ended ____________________________________________

         Read Attached Instruction Sheet Before Preparing Form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________


                                     PART I
                             REGISTRANT INFORMATION

Developed Technology Resource, Inc.
12800 Whitewater Drive, Suite 170
Minnetonka, MN 55343

                                     PART II
                             RULE 12B-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

         |X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         |_| (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         |_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.


         As a result of the API transaction as disclosed in the March 1997 8-K filing the Company has not been able to finalize its financial information related to its foreign subsidiary. The Company anticipates that the 10-QSB will be filed with the SEC within the extension period.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.


         Lydia L. Bauer, CFO                                     (612) 938-7080

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  |X| Yes |_| No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  |_| Yes |X| No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




                                  John P. Hupp

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date March 17, 1997                 By   /s/ Lydia L. Bauer
                                       -------------------------

                                       (Lydia L. Bauer
                                        Chief Financial Officer)